

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-Mail
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:** **Ebix, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed July 6, 2012**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2012**
> **Filed July 6, 2012**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed your letter dated July 6, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated June 14, 2012, unless otherwise noted.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

General

1. You indicate in response to prior comment 1 that you have added a precautionary control measure to ensure that all required and necessary disclosures are included and to further ensure that such reporting is complete in all respects. Please confirm that you will disclose this change in internal control over financial reporting in the periodic report for the fiscal quarter in which the change took place. Refer to Item 308(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 4

2.   We note that you changed the amount of cash provided by operating activities for the twelve months ended December 31, 2010 in your table of key performance indicators. Explain to us the reasons for the revision and tell us what consideration you gave to including a description of the change in your explanatory note.

Results of Operations, page 5

3.   We note that you added disclosure of the amount of operating revenue from your acquisition of ADAM. As specifically requested in response to prior comment 2 and consistent with the disclosure you committed to provide in your response to comment 4 in your letter dated January 9, 2012, your amendment should include a discussion of the comparative quantitative pro forma revenue impacts related to your business acquisitions. In this regard, we note that pro forma revenue increased 3% compared to the increase in as reported revenue of 28%. Revise to discuss and analyze the reasons for the change in pro forma revenue and the difference between the relative changes in pro forma and as reported revenue. Also amend your Form 10-Q/A for the quarterly period ended March 31, 2012, accordingly.

Item 8: Financial Statements and Supplementary Data, page 19

4.   Please amend to include the complete text of the relevant item you are revising. In this regard, your audited financial statements should be included in their entirety.

5.   As previously requested within prior comment 2, please explain why you have not made the change you committed to make in future filings in response to prior comment 3 from our letter dated May 8, 2012 in your amended Form 10-K and Form 10-Q. Specifically, you indicated that you would report the excess tax benefit from share-based compensation as part of cash flows from financing activities in your consolidated statements of cash flows. Refer to ASC 230-10-45-14.

Form 10-Q/A for the Quarterly Period Ended March 31, 2012

Part I – Financial Information, page 4

6.   Please amend to include the complete text of the relevant item you are revising. In this regard, your financial statements should be included in their entirety.

7.   As previously requested within prior comment 2, please explain why you have not made the change you committed to make in future filings in response to prior comment 4 from

our letter dated May 8, 2012 in your amended Form 10-Q. Specifically, you indicated that you would include all of the fair value related disclosures required by ASC 820 pertaining to contingent liabilities associated with earn-out provisions from business acquisition agreements. Ensure that any disclosures added to your amended Form 10-Q also include a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2(g).

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Charles M. Harrell, Esq.
        Carlton Fields, P.A.